

January 11, 2011

<u>Via U.S. Mail</u>

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131

> **Re: Matrixx Initiatives, Inc.**
> **Amendment No. 2 to Schedule TO-T**
> **Filed on January 7, 2011**
> **File No. 005-47511**

Dear Mr. Schwartz:

We have reviewed your amended filing and have the following comments.

<u>The Merger Agreement; Other Agreements</u>

<u>Representations and Warranties, page 28</u>

1.   We refer to prior comment 1 and acknowledge the changes you have made to this disclosure. However, your disclosure continues to state that the provisions of the merger agreement were made <u>solely</u> for purposes of the merger agreement and <u>solely</u> for the benefit of the contracting parties, and that stockholders are not third party beneficiaries under the merger agreement. Please revise to remove these implications that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

<u>Miscellaneous, page 43</u>

2.   We refer to prior comment 5 and acknowledge that you intended to limit the offer in reliance on Rule 14d-10(b)(2). However, that rule applies by its terms only to exclusions resulting from <u>state</u> actions pursuant to <u>state</u> statures, and does not address foreign jurisdictions. Please revise your disclosure accordingly.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (312) 862-2200
        Michael H. Weed, P.C.
        Kirkland & Ellis LLP